Exhibit 99.1

New Gold Reports Fourth Quarter and Annual Results
Achieves Annual Production and Cash Cost Guidance;
AISC Below Guidance

All amounts are in U.S. dollars unless otherwise indicated

February 18, 2021 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports fourth quarter and annual results as of December 31, 2020, achieving the mid-range of the revised annual production and cash cost guidance, with All-in Sustaining Costs ("AISC") below revised annual guidance. An earnings conference call and webcast will begin on February 19, 2021 at 8:30 am Eastern Time to discuss the fourth quarter and year-end financial results (details provided at the end of this news release).

The Company ended the year repositioned for long-term success and is expected to transition to positive free cash flow in 2021. Operational and cost performance has improved, strategic capital projects have been advanced, the balance sheet was restructured, and our liquidity position has significantly improved. The focus in 2021 has now shifted to driving further operational and cost optimizations at Rainy River and advancing B3 and C-Zone development at the New Afton Mine. Exploration drilling programs at Rainy River and New Afton are currently underway that could potentially increase resource inventory and extend mine life as we advance on our growth strategy. New Gold begins 2021 as a much stronger Company with a growing, higher-margin production profile from the Rainy River Mine and the Company now fully benefits from higher gold and copper prices.

"The recent tragic event at the New Afton Mine has further entrenched our commitment to the health, safety and wellbeing of our employees, contractors and their families. Underground operations are ramping-up, B3 and C-Zone development has resumed, and the mill is currently processing ore from the mine as well as the surface stockpiles. We will continue to ramp-up the New Afton Mine in a safe, sequential and disciplined manner that underpins our commitment to putting people first," stated Renaud Adams, President and CEO. "During the year we made significant progress in transforming the Rainy River Mine, and the asset is now entering a phase of strong high-margin production growth and free cash flow generation along with the potential to further extend the life of the underground mine. We also continued to advance the B3 and C-Zone projects at the New Afton Mine that we expect will unlock the potential of this asset. New Gold is now repositioned for long-term success as we expect to transition to free cash flow generation in 2021."
Sustainability and ESG
New Gold has four sustainability focus areas: Indigenous Peoples, Tailings Management, Water and Climate. In 2020, New Gold adapted its sustainability efforts to align with the most pressing ESG reporting issues facing the mining industry. As such, our ESG approach continues to prioritize the health, safety and well-being of our people. The protection of our people is central to our success as we believe people are our greatest asset. New Gold is committed to providing training, opportunities and progression paths for our teams, and we actively seek to ensure we promote diversity within our teams at all levels of the organization. We have adopted an embedded approach that aligns with ESG reporting standards.

(For detailed information, please refer to the Company’s Fourth Quarter Management’s Discussion and Analysis (“MD&A”) and Financial Statements that are available to the Company’s website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the “Non-GAAP Financial Performance Measures” section of this news release and the MD&A.)

Consolidated Fourth Quarter and Annual Highlights
•
Total production for the fourth quarter was 120,567 gold equivalent[1] ("gold eq.") ounces (83,096 ounces of gold, 199,428 ounces of silver and 18.5 million pounds of copper). For the year, production was 437,617 gold eq. ounces (293,139 ounces of gold, 636,952 ounces of silver and 72.1 million pounds of copper), achieving mid-range of the revised annual production guidance.

•	Revenues for the quarter were $199 million and $643 million for the year.
•	Operating expense for the quarter was $799 per gold eq. ounce and $794 per gold eq. ounce for the year.
•	Total cash costs for the quarter were $841 per gold eq. ounce and $840 per gold eq. ounce for the year, achieving the lower end of the revised annual production guidance.

•	AISC for the quarter were $1,491 per gold eq. ounce and $1,389 per gold eq. ounce for the year, below the revised annual production guidance due to lower cash costs and sustaining capital spend.
•	Net loss for the quarter was $21 million ($0.03 per share) and $79 million ($0.12 per share) for the year.
•	Adjusted net earnings for the quarter was $28 million ($0.04 per share) and adjusted net earnings of $19 million ($0.03 per share) for the year.
•
Cash generated from operations for the quarter was $98 million ($0.15 per share) and $295 million ($0.44 per share) for the year. Operating cash flow generated from operations for the quarter, before non-cash changes in working capital, was $95 million ($0.14 per share) and was $279 million ($0.41 per share) for the year.

•
The Company announced that a tragic mud-rush incident occurred at the New Afton Mine on February 2, 2021. Currently, surface operations such as mill and tailings operations have returned to normal levels. Underground operations are ramping up, and B3 and C-Zone development has resumed. Mining operations are being safely and sequentially ramped-up (refer to the Company's news releases dated February 2, 4, 5, and 8, 2021 for further information).

•
On February 10, 2021, the Company announced its annual operational outlook for the Rainy River Mine, as well as the Company's updated 2020 Mineral Reserves and Mineral Resources (refer to the Company's news release dated February 10, 2021).

•
On February 18, 2021, annual consolidated operational estimates were released that incorporate estimates for the New Afton Mine that were delayed to allow the Company sufficient time to consider the impact of the tragic mud-rush incident of February 2, 2021 on the 2021 operating and cost estimates (refer to the Company's news release dated February 18, 2021).

•
The Company completed the partial redemption of $200 million of the principal amount of the outstanding 6.375% senior notes due in 2025 that was funded with cash on hand (refer to the Company's November 23, 2020 and December 24, 2020 news releases for further information).

•
The Company recently purchased low cost copper put options with a floor of $3.10 per pound, covering 1,700 tonnes per month (approximately 65% of anticipated production), over the period from April 2021 to September 2021, while maintaining full exposure to higher copper prices. At the end of 2020, all gold option contracts had expired and the Company is now fully exposed to current gold prices.

•	Exploration drilling programs at the Rainy River and New Afton mines were launched late in the fourth quarter and an update is expected to be released in the latter part of the first quarter of 2021.
•	At the end of the quarter, the Company had a cash position of $185 million and a strong liquidity position of approximately $490 million.
Financial Highlights
	Q4 2020	Q4 2019	2020	2019
Revenue ($M)	198.9	139.2	643.4	630.6
Net earnings (loss), per share ($)	(0.03)	0.00	(0.12)	(0.12)
Adj. net earnings (loss)[1] per share ($)	0.04	(0.04)	0.03	(0.08)
Operating cash flow, per share ($)	0.15	0.07	0.44	0.43
Adj. operating cash flow[1], per share ($)	0.14	0.06	0.41	0.39
1. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. For more information, refer to the “Non-GAAP Financial Performance Measures” section of this press release below for additional details on these non-GAAP financial performance measures.

•
Revenues for the quarter were $199 million, an increase as compared to the prior-year quarter due to an increase in gold and copper prices and gold sales volume. Revenues were $643 million for the year, an increase as compared to the prior-year due to an increase in gold and copper prices which was partially offset by a decrease in sales volume which included the impact related to a voluntary two-week suspension due to COVID-19 at Rainy River.

•
Operating expenses for the quarter were lower than the prior year period due to improved operational and cost performance and an inventory write-down of $14.1 million in the prior year period. Operating expenses for the year were lower than the prior-year period due to improved operational and cost performance and lower production.

•
Net loss for the quarter was $21 million ($0.03 per share) and a net loss of $79 million ($0.12 per share) for the year, an increase in the net loss from the prior-year periods primarily due to the loss on the revaluation of the Rainy River gold stream obligation and the New Afton free cash flow obligation to the Ontario Teacher's Pension Plan, partially offset by higher income from operations. Other gains and losses for the year include a loss of $30 million on the sale of the Blackwater project.

•
Adjusted net earnings for the quarter were $28 million ($0.04 per share) and adjusted net loss of $19 million ($0.03 per share) for the year, which is an increase in earnings over the prior-year periods, primarily due to higher revenue, lower operating expenses and lower depreciation and depletion.

Operational Highlights
	Q4 2020	Q4 2019	2020	2019	2020 Revised Guidance
Gold eq. production (ounces)[1]	120,567	101,423	437,617	486,141	415,000 - 455,000
Gold production (ounces)	83,096	66,856	293,139	322,557	284,000 - 304,000
Copper production (Mlbs)	18.5	18.3	72.1	79.4	65 - 75
Average realized gold price, per ounce[2]	1,623	1,366	1,559	1,337	-
Average realized copper price, per pound[2]	3.34	2.69	2.86	2.71	-
Operating expense, per gold eq. ounce	799	1,007	794	762	$780 - $860
Total cash costs, per gold eq. ounce[2]	841	942	840	792	$830 - $910
Depreciation and depletion per gold eq. ounce	419	621	454	495	$400 - $460
AISC, per gold eq. ounce[2]	1,491	1,862	1,389	1,310	$1,410 - $1,490
Sustaining capital and sustaining leases ($M)[2]	69.2	89.8	205.5	227.6	$207 - $232
Growth capital ($M)[2]	42.7	12.3	89.4	35.9	$82 - $102
1. Total gold eq. ounces include silver and copper produced converted to a gold eq. based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company will report gold eq. ounces using a constant ratio of those prices. All copper is produced by the New Afton Mine.
2. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. For more information on these non-GAAP financial performance measures, refer to the "Non-GAAP Financial Performance Measures" section of this news release below.

Rainy River Mine Highlights
Rainy River Mine	Q4 2020	Q4 2019	2020	2019	2020 Revised Guidance
Gold eq. production (ounces)[1]	68,241	51,915	233,201	257,051	225,000 - 235,000
Gold eq. sold (ounces)	72,279	57,258	235,416	268,718	-
Gold production (ounces)	66,734	51,122	228,919	253,772	222,000 - 232,000
Gold sold (ounces)	70,675	56,390	231,112	265,359	-
Average realized gold price, per ounce[2]	1,624	1,366	1,561	1,335	-
Operating expense, per gold eq. ounce[2]	864	1,278	906	962	$920 - $980
Total cash costs, per gold eq. ounce[2]	864	1,032	906	910	$920 - $980
Depreciation and depletion per gold eq. ounce	523	512	600	349	$540 - $600
AISC, per gold eq. ounce[2]	1,494	2,429	1,562	1,630	$1,610 - $1,690
Sustaining capital and sustaining leases ($M)[2]	43.6	78.9	147.5	188.6	$145 - $160
Growth capital ($M)	2.9	0.1	3.1	6.8	$2 - $5
1. Gold eq. ounces for Rainy River in Q4 2020 includes 127,390 ounces of silver converted to a gold eq. based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce.
2. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. For more information on these non-GAAP financial performance measures, refer to the "Non-GAAP Financial Performance Measures" section of this news release below.

Rainy River Operating KPI's
Rainy River Mine	2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	2020
Tonnes mined per day (ore and waste)	118,404	127,684	126,512	145,701	158,638	139,702
Ore tonnes mined per day	18,712	26,012	23,101	36,515	42,918	32,178
Operating waste tonnes per day	73,702	75,596	72,575	62,818	73,921	71,212
Capitalized waste tonnes per day	25,990	26,077	30,836	46,368	41,799	36,313
Total waste tonnes per day	99,692	101,673	103,411	109,186	115,720	107,525
Strip ratio (waste:ore)	5.33	3.91	4.48	2.99	2.70	3.34
Tonnes milled per calendar day	21,980	18,441	23,880	26,998	26,999	24,096
Gold grade milled (g/t)	1.08	1.03	0.78	0.88	0.93	0.90
Gold recovery (%)	91	90	89	89	90	90
Mill availability (%)	88	91	90	90	94	91
Gold production (oz)	253,772	50,381	48,800	63,004	66,734	228,919
Gold eq. production[1] (oz)	257,051	51,106	49,633	64,221	68,241	233,201
1. Gold eq. ounces for Rainy River in Q4 2020 includes 127,390 ounces of silver converted to a gold eq. based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce.

Rainy River Sustainability and ESG
Our key focus areas at Rainy River are engagement with our Indigenous partners, local procurement and economic development. We take a collaborative approach to environmental monitoring through the Environmental Monitoring Board, which is made up of Community members and New Gold Rainy River staff. We understand our approach to the environment is important to surrounding communities and incorporate traditional knowledge into our monitoring as much as possible to ensure we respect the shared knowledge of our partners. We will continue to focus on local procurement and working with local partners to provide business opportunities to more Indigenous companies. Economic development for the surrounding area continues to be a top priority, and we know that through business development opportunities and increased employment, we can have a long-term positive impact for our partners, building on our strong relationships and creating more resilient communities.

Rainy River Operational Highlights
The Rainy River Mine has achieved the higher end of the revised annual gold eq. production guidance. Operating expenses and cash costs were below revised annual guidance, primarily due to lower mining costs during the year as well as higher production and sales. AISC were below the revised annual guidance due to lower operating expenses and sustaining capital spend. Sustaining capital achieved the lower end of the revised annual guidance estimates, primarily due to realized savings related to Tailings Management Area ("TMA") construction.

•
Our COVID-19 response continued to be effective with the implementation of rapid testing at Rainy River. The site had its first employee COVID-19 case in January 2021. The team was able to respond quickly utilizing on-site rapid testing. Contact tracing was completed by the site team and through Public Health. The individual was isolated immediately, and all other close contacts tested negative. The case posed minimal risk to the operation. There are currently no active cases of COVID-19 at the Rainy River Mine. Further information on the Company’s response to COVID-19 is available via the following link: https://newgold.com/covid-19/.

•
For the fourth quarter, gold eq. production was 68,241 ounces (66,734 ounces of gold and 127,390 ounces of silver), at a grade of 0.93 grams per tonne, an increase over the prior two quarters. For the year, gold eq. production was 233,201 ounces (228,919 ounces of gold and 361,862 ounces of silver), achieving the higher end of revised annual production guidance. For the fourth quarter production increased when compared to the prior-year period primarily due to higher grades. For the year production decreased when compared to the prior year primarily due to planned lower grades and a two-week voluntary shutdown due to COVID-19.

•
During the fourth quarter, the open pit mine achieved approximately 159,000 tonnes per day, a 9% increase over the prior quarter and exceeding the 2021 target of 151,000 tonnes per day. During the quarter, approximately 3.9 million ore tonnes and 10.6 million waste tonnes (including 3.8 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 2.70:1.Capitalized waste remained elevated in the quarter as Phase 3 waste stripping continued to advance.

•
For the second consecutive quarter, the mill processed approximately 27,000 tonnes per day for the quarter, the maximum average allowable under the existing mill permit. The mill continued to process ore directly supplied by the open pit combined with ore from the medium grade stockpile and processed an average grade of 0.93 grams per tonne at a gold recovery of 90%. Low grade ore continues to be stockpiled for future processing as part of the underground mine plan. With the mill operating consistently at its maximum capacity, efforts will continue to focus on additional optimization opportunities to increase recovery and unit cost performance. Mill availability for the quarter averaged 94%, exceeding plan.

•
Operating expense and total cash costs were $864 per gold eq. ounce for the quarter, a decrease over the prior year quarter primarily due to higher production as a result of higher grade ore tonnes mined and milled, as well as a non-cash inventory write down included in the prior year period. For the year, operating expense and total cash costs per gold eq. ounce were $906, a decrease over the prior year due to a non-cash inventory write down included in the prior year period.

•
Depreciation and depletion was $523 per gold eq. ounce for the quarter and $600 per gold eq. ounce for the year. Depreciation and depletion increased over the prior year period primarily due to decreased reserves and shorter mine life when compared to the prior year.

•
Sustaining capital and sustaining lease payments for the quarter were $43.6 million and $147.5 million for the year, including $9.7 million and $32.9 million of capitalized mining costs, respectively. All key capital projects were completed during the quarter, including the Stage 2 tailings dam raise and wick drain installation for stabilization of the east waste dump. As previously disclosed, a small portion of the TMA construction as well as other smaller projects that were originally scheduled for completion in 2021 were completed in the quarter, thereby reducing planned capital requirements for 2021.

•
AISC were $1,494 per gold eq. ounce for the quarter and $1,562 per gold eq. ounce for the year, a decrease over the prior year periods due primarily to lower sustaining capital spend in the current year.

•
At the end of the quarter, development of the decline towards the Intrepid underground ore zone had advanced 590 metres, exceeding the planned 550 metres for the year. The operation has accessed the first ore level by the middle of the first quarter. The focus in 2021 will be on the refinement of the long-hole mining methodology and block model. Production from the Intrepid Zone is expected to begin in late 2022.

•
Late in the quarter, a drilling program was launched on the North East Trend, located approximately 18 kilometres northeast of the Rainy River Mine.  A total of 1,298 metres of the 8,000 metres were completed by the end of the year. The drilling program continues to test the previously identified high priority targets.

New Afton Mine Operational Highlights
New Afton Mine	Q4 2020	Q4 2019	2020	2019	2020 Revised Guidance
Gold eq. production (ounces) [1]	52,326	49,507	204,416	229,091	190,000 - 220,000
Gold eq. sold (ounces)	49,860	47,188	192,953	219,447	-
Gold production (ounces)	16,362	15,734	64,220	68,785	62,000 - 72,000
Gold sold (ounces)	15,817	15,301	60,765	65,694	-
Copper production (Mlbs)	18.5	18.3	72.1	79.4	65 - 75
Copper sold (Mlbs)	17.5	17.3	68.0	76.4	-
Average realized gold price, per ounce[2]	1,621	1,364	1,553	1,348	-
Average realized copper price, per pound[2]	3.34	2.68	2.86	2.71	-
Operating expense, per gold eq. ounce	706	678	657	517	$630 - $710
Total cash costs, per gold eq. ounce[2]	808	833	759	647	$740 - $820
Depreciation and depletion per gold eq. ounce	260	745	268	670	$240 - $300
AISC, per gold eq. ounce[2]	1,330	1,076	1,064	829	$1,080 - $1,160
Sustaining capital and sustaining leases ($M)[2]	25.5	10.7	57.4	38.0	$62 - $72
Growth capital ($M)[2]	39.9	10.5	77.1	24.1	$70 - $85
1. Gold eq. ounces for New Afton in Q4 2020 includes 18.5 million pounds of copper and 72,038 ounces of silver converted to a gold eq. based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and $17.75 per silver ounce.
2. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. For more information on these non-GAAP financial performance measures, refer to the "Non-GAAP Financial Performance Measures" section of this news release below.

New Afton Operating KPI's

New Afton Mine	2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	2020
Tonnes mined per day (ore and waste)	15,620	16,727	15,358	17,249	17,259	16,652
Tonnes milled per calendar day	15,300	15,377	14,240	15,483	15,358	15,116
Gold grade milled (g/t)	0.47	0.45	0.46	0.44	0.46	0.45
Gold recovery (%)	82	81	81	80	79	80
Gold production (oz)	68,785	16,409	15,494	15,955	16,362	64,220
Copper grade milled (%)	0.78	0.73	0.72	0.71	0.73	0.72
Copper recovery (%)	83	82	83	82	81	82
Copper production (Mlbs)	79.4	18.5	16.9	18.2	18.5	72.1
Mill availability (%)	97	98	92	98	99	97
Gold eq. production[1] (oz)	229,091	52,329	48,446	51,315	52,326	204,416
1. Gold eq. ounces for New Afton in Q4 2020 includes 18.5 million pounds of copper and 72,038 ounces of silver converted to a gold eq. based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and $17.75 per silver ounce.

New Afton Sustainability and ESG
Our key focus areas for New Afton include tailings management, energy reduction plans and Indigenous relations. In 2020, we began construction of our Thickened and Amended Tailings facility ("TAT"), which will support more efficient water management and improve long-term environmental impacts. As part of the Company's climate action plan, New Afton continues to explore options to reduce energy use on site. In 2020, New Afton was able to achieve a reduction in fossil fuel consumption and recently purchased an electric boom truck, two electric haul trucks and one electric scoop. The introduction of these vehicles is an important step in our C-Zone development and greenhouse gas reduction targets. Our relationships with surrounding Indigenous partners remain strong as we actively collaborate to improve the benefits to the surrounding areas based on mine expansion.
New Afton Operational Highlights
On February 2, 2021, a tragic mud-rush incident occurred at the New Afton Mine with a contract driller fatally injured and two New Afton employees receiving non-life-threatening injuries. The mud-rush was localized underneath the Lift 1 cave in the isolated recovery zone area, which does not interact with other areas of the mine, including the B3 and C-Zone areas. Surface operations were not impacted, and the mill facility is currently processing ore from the live pile and the intermediate-grade surface stockpile. Underground operations are ramping-up and B3 and C-Zone development is advancing. Underground mining activities will be safely and sequentially ramping-up as we maintain our focus on the health, safety and wellbeing of our people. Annual operational estimates for the New Afton Mine were released on February 18, 2021.

The New Afton Mine achieved the mid-range of the revised annual gold eq. production guidance. Operating expense and cash costs achieved the mid-range of the revised guidance. AISC was below the revised annual guidance, primarily due to lower sustaining capital spend. Sustaining capital was slightly below the revised annual guidance and growth capital achieved the mid-range of revised annual guidance.

•
New Afton implemented wearable contact tracing technology and is in the process of implementing rapid testing as outlined by the Government of British Columbia. New Afton continues to take all precautions against COVID-19 for employees and contractors. The mine had two positive cases in January 2021, and both have recovered. There are currently no active cases of COVID-19 at the New Afton Mine. Further information on the Company’s response to COVID-19 is available via the following link: https://newgold.com/covid-19/.

•
For the fourth quarter, New Afton produced 52,326 gold eq. ounces (16,362 ounces of gold, and 18.5 million pounds of copper). For the year, the mine produced 204,416 gold eq. ounces (64,220 ounces of gold, and 72.1 million pounds of copper), achieving the mid-range of revised annual production guidance. For the fourth quarter production increased when compared to the prior-year period primarily due to higher grades. For the year production decreased when compared to the prior year primarily due to lower grades.

•	The underground mine averaged 17,259 tonnes per day for the quarter, above original planned levels.
•
During the quarter, the mill averaged 15,358 tonnes per day, in-line with plan. The mill processed average gold and copper grades of 0.46 grams per tonne gold and 0.73% copper, respectively, with gold and copper recoveries of 79% and 81%, respectively. Mill availability for the quarter averaged 99%, above plan.

•
Operating expense per gold eq. ounce was $706 for the quarter and $657 per gold eq. ounce for the year. Operating expense per gold eq. ounce has increased as compared to the prior-year periods due to higher tonnes mined at lower grades resulting in lower gold and copper production and sales.

•
Total cash costs were $808 per gold eq. ounce for the quarter and $759 per gold eq. ounce for the year. Total cash costs per gold eq. ounce for the quarter have decreased as compared to the prior year quarter due to higher quarterly production and sales. Total cash cost per gold eq. ounce for the year have increased as compared to the prior year due to higher tonnes mined at lower grades resulting in lower gold and copper production and sales in the year.

•
Depreciation and depletion was $260 per gold eq. ounce for the quarter and $268 for the year. Depreciation and depletion decreased from the prior-year periods as a result of the inclusion of C-zone reserves in its depletion base and a longer mine life.

•
Sustaining capital and sustaining lease payments for the quarter were $25.5 million and $57.4 million for the year, primarily related to B3 mine development and advancement of the planned tailings dam raise. As a result of the delays in B3 development, there is a deferral of approximately $20 million of sustaining capital to 2021, including the reclassification of $10 million of deferred growth capital to sustaining capital.

•
AISC were $1,330 per gold eq. ounce for the quarter and $1,064 per gold eq. ounce for the year. AISC for the quarter and year have increased over the prior year period due to higher sustaining capital spend as well as lower gold equivalent sales.

•
Growth capital was $39.9 million for the quarter and $77.1 million for the year. Growth capital in the quarter and year was primarily related to C-Zone development and the TAT project. Short term delays in thickener construction have been experienced by the manufacturer due to COVID-19 and as a result, approximately $10 million of growth capital will be deferred to 2021.

•
During the quarter, total development towards the B3 and C-Zone advanced by approximately 1,705 metres, with B3 development achieving 91% and the C-Zone achieving 110% of the planned levels for the year. As of December 31, 2020, the execution of the overall B3/C-Zone development project remained on schedule.

•
The 2020 mine plan incorporated multiple sources of mined ore, including extraction from the east and west caves and rehabilitation and pillar recoveries of medium-high grade. During the quarter, a new access level into the east cave recovery zone that was completed in the third quarter was utilized with an average extraction rate of 1,339 tonnes per day, including several days over 3,000 tonnes per day in December.

•	B3 permitting remains on schedule and the C-Zone permit application process is expected to commence in the first quarter of 2021.
•
Late in the quarter, a 10,000 metre exploration drilling program was launched on the Cherry Creek trend with the initial focus on testing the potential near surface epithermal and porphyry style mineralization. Four drill rigs were mobilized and a total of 6,516 metres were completed by the end of the year.

Fourth Quarter Conference Call and Webcast
The Company will host an earnings call and webcast on February 19, 2021 at 08:30 AM Eastern Time to discuss the financial results. Details are provided below:
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Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://onlinexperiences.com/Launch/QReg/ShowUUID=EC31CA20-994F-44B2-B28E-DEFD260D3B52.

•	Participants may also listen to the conference call by calling toll free 1-833-350-1329, or 1-236-389-2426 outside of the U.S. and Canada.
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A recorded playback of the conference call will be available until by calling toll free 1-800-585-8367, or 1-416-621-4642 outside of the U.S. and Canada, passcode 5989090. An archived webcast will also be available until March 19, 2021 at www.newgold.com.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining Company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold Company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company’s plans to grow production and generate free cash flow; the Company’s production and sales; the Company’s plans to optimize operations and costs at its assets; the potential for the Company to increase resource inventory and extend the life of mine of the Rainy River Mine and the New Afton Mine; the timing to achieve production from the Intrepid Zone at the Rainy River Mine; the timing for completion for capital projects at the Rainy River Mine and the New Afton Mine; the focus on local procurement, and the impact expected to be achieved for our partners; the timing and scope of exploration drilling programs at the Rainy River Mine, the New Afton Mine and Cherry Creek; and the timing of receipt of permits at the New Afton Mine.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) there being no significant disruptions to the Company’s workforce at either the Rainy River or New Afton Mine due to cases of COVID-19 or any required self-isolation requirements (due, among other things, to cross-border travel to the United States or any other country); (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company’s anticipated course of action at the Rainy River Mine and the systematic ramp-up of operations; (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position; and (13) Artemis Gold Inc. being able to complete the remaining C$50 million cash payment due on August 24, 2021 for the acquisition of the Blackwater project.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mines on the timing described herein or at all; the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the timing described herein or at all; Artemis Gold Inc. not being able to make the remaining C$50 million cash payment due in connection with its acquisition of the Blackwater Project on August 24, 2021. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Non-GAAP Financial Performance Measures

Cash Costs and Total Cash Costs

“Cash costs”, “cash costs per gold eq. ounce” and “total cash costs” are non-GAAP financial measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary, and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs per gold eq. ounce are divided by gold eq. ounces sold to arrive at a per ounce figure. Unless otherwise indicated, all total cash cost information in this news release is on a gold eq. ounce basis. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. In the prior year, New Gold calculated gold equivalent ounces of copper and silver produced or sold in a quarter by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.

This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP.

All-In Sustaining Costs per Gold eq. Ounce

“All-in sustaining costs per gold eq. ounce” is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the ounces of gold eq. sold to arrive at a per ounce figure.

In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. In the prior year, New Gold calculated gold equivalent ounces of copper and silver produced or sold in a quarter by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business.

New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Sustaining Capital and Sustaining Lease

"Sustaining capital" and "sustaining lease" is a non-GAAP financial measures. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a lease payment that is sustaining in nature. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses sustaining capital and sustaining lease, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs.  Sustaining capital and sustaining lease are intended to provide additional information only, do not have any standardized meanings under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial measure. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine growth capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. Growth capital is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.
The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate basis.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
CONSOLIDATED OPEX, CASH COST AND AISC RECONCILIATION
Operating expenses	97.3	105.2	339.9	371.9
Gold equivalent ounces sold(1)	122,139	104,446	428,370	488,165
Operating expenses per gold equivalent ounce sold ($/ounce)	799	1,007	794	762
Operating expenses	97.3	105.2	339.9	371.9
Treatment and refining charges on concentrate sales	5.1	7.3	19.7	28.6
Adjustments(5)	—	(14.1)	—	(14.1)
Total cash costs	102.4	98.4	359.6	386.4
Gold equivalent ounces sold(1)	122,139	104,446	428,370	488,165
Total cash costs per gold equivalent ounce sold ($/ounce)	841	942	840	792
Sustaining capital expenditures(2)(4)	66.4	87.6	194.7	214.7
Sustaining exploration - expensed	0.2	—	0.2	0.3
Sustaining leases	2.7	2.2	10.8	12.9
Corporate G&A including share-based compensation(3)	7.5	4.4	21.5	18.4
Reclamation expenses	2.5	1.8	8.4	6.6
Total all-in sustaining costs	182.0	194.4	595.2	639.3
Gold equivalent ounces sold(1)	122,139	104,446	428,370	488,165
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,491	1,862	1,389	1,310

Adjusted Net Earnings/(Loss)

“Adjusted net earnings/(loss)” and “adjusted net earnings/(loss) per share” are non-GAAP financial measures. Net earnings/(loss) have been adjusted and tax affected for the group of costs in “Other gains and losses” on the consolidated income statement and other nonrecurring items. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings/(loss). The Company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net earnings are intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

	Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019	2018
ADJUSTED NET LOSS RECONCILIATION
Loss before taxes	(16.0)	(6.3)	(75.0)	(73.9)	(1,096.0)
Other losses (gains)(1)	26.5	(45.0)	78.3	5.6	(18.1)
Loss on repayment of long term debt	16.8	0.6	23.3	1.2	—
Asset impairment	—	—	—	—	1,054.8
Inventory write-down	—	19.8	—	19.8	16.9
Corporate restructuring	—	1.1	—	1.1	4.1
Adjusted net earnings (loss) before taxes	27.3	(29.8)	26.6	(46.2)	(38.3)
Income tax (expense) recovery	(5.1)	6.6	(4.3)	0.4	10.4
Income tax adjustments	5.7	(4.8)	(3.1)	(1.4)	2.5
Adjusted income tax recovery (expense)	0.6	1.8	(7.4)	(1.0)	12.9
Adjusted net earnings (loss)	27.9	(28.0)	19.2	(47.2)	(25.4)
Adjusted earnings (loss) per share (basic and diluted)	0.04	(0.04)	0.03	(0.08)	(0.04)

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, and excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

	Three months ended December 31				Year ended December 31
(in millions of U.S. dollars)	2020	2019	2020	2019	2018
CASH RECONCILIATION
Cash generated from operations	98.4	47.9	294.8	263.5	193.0
Add back (deduct): Change in non-cash operating working capital	(3.5)	(9.1)	(16.2)	(25.9)	71.6
Cash generated from operations before changes in non-cash operating working capital	94.9	38.8	278.6	237.6	264.6

Average Realized Price

“Average realized price per ounce or pound sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	138.8	95.8	449.3	434.4
Treatment and refining charges on gold concentrate sales	1.5	2.1	6.3	8.3
Gross revenue from gold sales	140.3	97.9	455.6	442.7
Gold ounces sold	86,491	71,691	291,877	331,053
Total average realized price per gold ounce sold ($/ounce)	1,623	1,366	1,559	1,337

For additional information with respect to the non-GAAP measures used by the Company, including reconciliation to the nearest IFRS measures, refer to the detailed non-GAAP performance measure disclosure in the Management’s Discussion and Analysis for the year ended December 31, 2020 filed at www.sedar.com and on EDGAR at www.sec.gov.

Technical Information

The scientific and technical information contained herein has been reviewed and approved by Eric Vinet, Senior Vice President, Operations of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.